Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Announces the Appointment of New Board Members

HOLON, ISRAEL – June 11, 2018 – Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today announced the appointment of three new members to its Board of Directors. Mr. Gilead Halevy, founding member and general partner of Kedma Capital Partners, Kinneret Livnat Savitzky, Ph.D., Interim CEO and board member of FutuRx Ltd., and Mr. Sanford (Sandy) Zweifach, founder and CEO of Nuvelution Pharma, Inc. were appointed to Compugen’s Board.

“Following an extensive search for appropriate candidates we are delighted to welcome Gilead, Kinneret, and Sandy as new directors. As we continue our transition to a clinical-stage company, these new directors will bring to Compugen a wide-range of relevant experience and expertise in the life sciences industry as well as management, deal making, and finance more broadly,” said Paul Sekhri, Chairman of Compugen. “Given the diverse backgrounds and impressive track-records of each of our new board members, I am confident that their leadership will have a meaningful impact on Compugen’s future growth.”

These new board members fill vacancies and replace board members who have served on the Company’s Board for many years.  In addition to the recent resignation from the Board of Mr. Dov Hershberg announced last week, Ruth Arnon, Ph.D. and Michal Preminger, Ph.D., will not be brought for re-election at the next AGM.

“We would like to extend our sincere appreciation to Ruth, Dov and Michal for their dedicated service, insights, and contribution on Compugen’s Board,” added Mr. Sekhri.

Gilead Halevy

Gilead Halevy brings to Compugen extensive experience in complex cross-border transactions, deal making and finance. Mr. Halevy is a founding member and general partner of Kedma Capital Partners, a leading Israeli private equity fund since 2006. Prior to establishing Kedma, from 2001 to 2006, Mr. Halevy was with Giza Venture Capital, where he led investments in communication and information technology companies, and directed Giza’s European business activities. Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP., where he was also a founding member of the firm’s Israel practice. Mr. Halevy currently serves as chairman of Brand Industries Ltd., Carmor Integrated Solutions Ltd., Carmel Wineries, Continuity Software Ltd. And S.AL Holdings. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Kinneret Livnat Savitzky, Ph.D.

Dr. Kinneret Livnat Savitzky brings to Compugen significant experience in the life sciences industry, including drug discovery and development, corporate partnering and capital raising. Dr. Livnat Savitzky currently serves as the Interim CEO and a board member of FutuRx Ltd, an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation and Takeda Ventures Inc. (the venture group of Takeda Pharmaceutical Company). Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: as an active chairperson in KAHR Medical and ImmPACT-Bio, and as a director in Evogene Ltd. Hadasit, and DreaMed Diabetes. In addition, Dr. Livnat Savitzky serves as a consultant to other pharmaceutical development companies and related funds. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of NASDAQ-listed BioLineRx Ltd. Prior to being appointed CEO of BioLineRx, Dr. Livnat Savitzky held various R&D management positions at BioLineRx and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.Sc. and Ph.D. with distinction in Human Genetics from Tel Aviv University.

Sanford (Sandy) Zweifach

Sanford Zweifach is senior executive with over 25 years’ experience in the life sciences industry.  He has an extensive background in corporate partnering, business development, operations, private and public investing, and capital raising. He is the Founder and Chief Executive Officer of Nuvelution Pharma, Inc. since 2015. Previously, from 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. Prior to this, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was President of the firm’s M&A and financing division and was also responsible for oversight of the firm’s finance department. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Currently, he is Chairman of Lyric Pharmaceuticals Inc., Chairman of IMIDomics, S.L., and a Director of Realm Therapeutics, Inc. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel with R&D facilities in both Israel and South San Francisco, CA. Compugen’s ordinary shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure or delay to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006